Fresenius Medical Care AG
Else-Kröner-Strasse 1
61352 Bad Homburg
Germany
November 17, 2005

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street N.E.
Washington, D.C. 20549
Attention:	Michael Pressman, Esq.
Special Counsel
Office of Mergers and Acquisitions

Re:	Fresenius Medical Care Aktiengesellschaft
Fresenius Medical Care AG & Co. KGaA
Registration Statement on Form F-4
Registration No. 333-128899
Gentlemen:
     In connection with our submission of Amendment No. 1 to the above-referenced registration statement, we acknowledge that:
•	The undersigned are responsible for the adequacy and accuracy of the disclosure in the filings;

•	Comments by the staff of the Securities and Exchange Commission (the “Commission” or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings; and

•	The undersigned companies may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
November 17, 2005

Very truly yours, FRESENIUS MEDICAL CARE AKTIENGESELLSCHAFT
By:	/s/ Ben Lipps
Dr. Ben Lipps
Chairman of the Management Board and Authorized Representative in the United States

By:	/s/ Rainer Runte
Dr. Rainer Runte
Member of the Management Board

FRESENIUS MEDICAL CARE MANAGEMENT AG, as general partner of Fresenius Medical Care AG & Co. KGaA, a partnership limited by shares to be created upon the transformation of legal form of Fresenius Medical Care AG

By:	L.A. Rosen
Lawrence Rosen
Member of the Management Board and Authorized Representative in the United States